Exhibit 99.1

Foresight Reports Second Quarter 2025 and

First Half 2025 Financial Results

NESS ZIONA, Israel — August 15, 2025— Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today reported financial results for the second quarter and first half of 2025.

Second Quarter Corporate Highlights

●	Commercial Agreement with Zhejiang StreamRail - On May 19, 2025, Foresight signed a $12 million revenue potential commercialization agreement with Zhejiang StreamRail Intelligent Control Technology Co., Ltd., a Chinese rail technology company. The collaboration targets the integration of Foresight’s 3D perception systems into urban rail transit, with commercial deployment expected in 2026.

●	Tier-One Automotive Collaboration - On May 14, 2025, the Company announced a collaboration with a global Tier-One automotive supplier to deploy Foresight’s 3D perception technology to improve bus safety. A proof-of-concept phase is undergoing during the second half of 2025.

●	Strategic Collaboration for Industrial Drones in India - On April 10, 2025, Foresight signed a memorandum of understanding with a leading Indian drone manufacturer under the India-Israel Industrial research and development and Technological Innovation Fund (I4F) program. The collaboration focuses on rugged autonomous industrial drones equipped with multi-spectrum sensing, targeting a projected $32 million revenue by 2031. On August 4, 2025, the Company announced the funding approval from I4F for its joint development and commercialization project with Big Bang Boom Solutions Pvt. Ltd., a leading Indian drone manufacturer. With a budget of $5 million, the project is scheduled to begin in September 2025 and will span a 24-month period. The goal of the project is to gradually introduce a variety of mass production drone solutions.

First Half 2025 Corporate Highlights

●	Eye-Net Mobile Funding Round - On March 7, 2025, Eye-Net Mobile Ltd. (“Eye-Net”) raised approximately $2.75 million in private and institutional financing, supporting product development and commercialization efforts. The investment round valued Eye-Net at approximately $45 million pre-money.

●	Technological Upgrades with NVIDIA Jetson Orin Platforms - Foresight enhanced its perception systems in early 2025 by integrating NVIDIA Jetson Orin Nano and AGX platforms, significantly boosting AI processing capabilities for both its automotive and drone applications.

Haim Siboni, Chief Executive Officer at Foresight Automotive, commented: “The first half of 2025 marked a period of meaningful progress for Foresight as we continued to convert our technological leadership into commercial traction. We signed two strategic agreements, one in the rail sector and another in the automotive space with a leading Tier-One supplier, validating our 3D perception solutions in safety-critical markets with long-term revenue potential. These agreements are important milestones in our journey to scale our proprietary technology across industrial verticals.

In parallel, our wholly owned subsidiary, Eye-Net, made substantial advances in the vehicle-to-everything (“V2X”) safety domain. The completion of a paid proof-of-concept with a major European original equipment manufacturer, followed by successful trial results in France in collaboration with Orange S.A., demonstrate strong product-market fit and growing momentum.

Looking ahead to the second half of the year, we are encouraged by the progress of our commercialization pipeline and the growing interest in our solutions from global partners. We believe that the foundation laid in the first half of 2025 positions Foresight for an exciting next phase of global expansion.”

Second Quarter 2025 Financial Results

●	Revenues for the three months ended June 30, 2025, were $128,000, compared to $123,000 for the three months ended June 30, 2024. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit Systems Ltd. (“Elbit”) and by Eye-Net from the successful completion of integration and live field testing with Software République.

●	Research and development (R&D) expenses, net for the three months ended June 30, 2025, were $2,156,000, a decrease of 8.9% compared to $2,367,000 for the three months ended June 30, 2024. The decrease is mainly attributable to a decrease in subcontracted work and consultants and to lower rent and office maintenance costs.

●	Sales and marketing (S&M) expenses for the three months ended June 30, 2025, were $295,000, a decrease of 5.1% compared to $311,000 for the three months ended June 30, 2024. The decrease is mainly attributed to a decrease in consultants’ costs.

●	General and administrative (G&A) expenses for the three months ended June 30, 2025, were $586,000, a decrease of 3.6% compared to $608,000 for the three months ended June 30, 2024. The decrease is primarily attributable to a decrease in professional services.

●	Finance income, net for the three months ended June 30, 2025, was $136,000, compared to finance income, net of $29,000 for the three months ended June 30, 2024. Finance income, net for the three months ended June 30, 2025, consisted of interest income in the amount of $63,000 and exchange rate differences in the amount of $228,000 offset by other factors in the amount of $155,000. Finance income, net for the three months ended June 30, 2024, consisted of interest income in the amount of $138,000, offset by exchange rate differences and other offsetting factors in the amount of $109,000.

●	Generally accepted accounting principles in the United States (GAAP) net loss for the three months ended June 30, 2025, was $2,815,000, or $0.005 per ordinary share, compared to a GAAP net loss of $3,172,000, or $0.01 per ordinary share, for the three months ended June 30, 2024.

●	Non-GAAP net loss for the three months ended June 30, 2025, was $2,598,000, or $0.004 per ordinary share, compared to a non-GAAP net loss of $3,030,000, or $0.01 per ordinary share, for the three months ended June 30, 2024. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

First Half 2025 Financial Results

●	Revenues for the six months ended June 30, 2025, were $240,000, compared to $224,000 for the six months ended June 30, 2024. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit and by Eye-Net from the successful completion of integration and live field testing with Software République.

●	R&D expenses, net for the six months ended June 30, 2025, were $4,426,000, a decrease of 2.2% compared to $4,525,000 for the six months ended June 30, 2024. The decrease is mainly attributable to a decrease in payroll and related expenses and to lower rent and office maintenance costs.

●	S&M expenses for the six months ended June 30, 2025, were $629,000, an increase of 9.2% compared to $576,000 for the six months ended June 30, 2024. The increase is mainly attributable to an increase in payroll and related expenses.

●	G&A expenses for the six months ended June 30, 2025, were $1,296,000, an increase of 11.6% compared to $1,161,000 for the six months ended June 30, 2024. The increase is mainly attributable to an increase in share-based compensation.

●	Finance income, net for the six months ended June 30, 2025, was $100,000, compared to finance income, net of $1,402,000 for the six months ended June 30, 2024. Finance income, net for the six months ended June 30, 2025, consisted from interest income in the amount of $93,000, a gain from the revaluation of marketable equity securities to their fair value in the amount of $50,000, and exchange rate differences in the amount of $85,000, offset by other factors in the amount of $128,000. Finance income, net for the six months ended June 30, 2024, consisted of a gain from the revaluation and sale of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,393,000 and interest income in the amount of $281,000, offset by exchange rate differences and other offsetting factors in the amount of $272,000.

●	GAAP net loss for the six months ended June 30, 2025, was $6,095,000, or $0.01 per ordinary share, compared to a GAAP net loss of $4,708,000, or $0.01 per ordinary share, for the six months ended June 30, 2024.

●	Non-GAAP net loss for the six months ended June 30, 2025, was $5,636,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $4,425,000, or $0.01 per ordinary share, for the six months ended June 30, 2024. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled $6,392,000 as of June 30, 2025, compared to $7,182,000 in cash, cash equivalents and restricted cash as of December 31, 2024.

●	GAAP total equity totaled $5,625,000 as of June 30, 2025, a decrease of 16.4% compared to $6,730,000 as of December 31, 2024. The decrease is mainly attributable to the net loss for the period in the amount of $6,095,000, offset by the issuance of ordinary shares and warrants, net of issuance expenses in the amount of $4,482,000, and stock-based compensation in the amount of $459,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with GAAP, the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deems it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the purposes of the collaboration between it and Zhejiang StreamRail Intelligent Control Technology Co. and the expected start of the commercial deployment thereof, the prospective proof-of-concept phase between it and the Tier-One automotive supplier to deploy Foresight’s 3D perception during the second half of 2025, the revenue target of the industrial drone memorandum of understanding in India, the goal and expected start date of the joint development and commercialization project with Big Bang Boom Solutions Pvt. Ltd, the belief that its strategic agreements have validated its 3D perception solutions, the belief that Eye-Net’s completion of a paid proof-of-concept with a major European original equipment manufacturer, followed by successful trial results in France in collaboration with Orange S.A., demonstrate strong product-market fit and growing momentum, and the belief that the foundation laid in the first half of 2025 positions it for an exciting next phase of global expansion. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2025 Unaudited	As of June 30, 2024 Unaudited	As of December 31, 2024 Audited
ASSETS

Current assets:
Cash and cash equivalents	$6,342	$11,968	$7,082
Restricted cash	50	96	100
Marketable equity securities	25	20	71
Trade receivables	33	211	113
Other receivables	431	500	480
Total current assets	6,881	12,795	7,846

Non-current assets:
ROU asset	1,456	2,235	1,576
Fixed assets, net	212	384	323
Total non-current assets	1,668	2,619	1,899

Total assets	$8,549	$15,414	$9,745

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$154	$240	$297
Operating lease liability	348	388	289
Other accounts payables	1,208	1,580	1,157
Total current liabilities	1,710	2,208	1,743

Non-current liabilities:
Operating lease liability	1,214	1,694	1,272

Total liabilities	2,924	3,902	3,015
Shareholders’ equity:
Ordinary shares no par value;	-	-	-
Additional paid-in capital	142,984	135,478	137,094
Accumulated deficit	(137,053)	(124,598)	(131,028)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	5,931	10,880	6,066
Non-controlling interest	(306)	632	664
Total equity	5,625	11,512	6,730

Total liabilities and shareholders’ equity	$8,549	$15,414	$9,745

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Revenues	240	224	128	123

Cost of revenues	(84)	(72)	(42)	(38)

Gross profit	156	152	86	85

Research and development expenses, net	(4,426)	(4,525)	(2,156)	(2,367)

Sales and marketing	(629)	(576)	(295)	(311)

General and administrative	(1,296)	(1,161)	(586)	(608)

Operating loss	(6,195)	(6,110)	(2,951)	(3,201)

Finance income, net	100	1,402	136	29

Net loss	(6,095)	(4,708)	(2,815)	(3,172)

Attributable to Non-Controlling Interest	(70)	-	(56)	-

Attributable to equity holders	(6,025)	(4,708)	(2,759)	(3,172)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Cash Flows from operating activities
Loss for the period	(6,095)	(4,708)	(2,815)	(3,172)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	722	(417)	205	634

Net cash used in operating activities	(5,373)	(5,125)	(2,610)	(2,538)

Cash Flows from Investing Activities
Proceeds from sales of marketable securities	-	1,847	-	-
Purchase of fixed assets	(4)	(32)	(3)	(21)

Net cash provided by (used in) investing activities	(4)	1,815	(3)	(21)

Cash Flows from Financing Activities
Issuance of ordinary shares and warrants, net of issuance expenses	4,482	(98)	-	(89)

Net cash provided by (used in) financing activities	4,482	(98)	-	(89)

Effect of exchange rate changes on cash and cash equivalents	105	(262)	156	(133)

Decrease in cash, cash equivalents and restricted cash	(790)	(3,670)	(2,457)	(2,781)
Cash, cash equivalents and restricted cash at the beginning of the period	7,182	15,734	8,849	14,845

Cash, cash equivalents and restricted cash at the end of the period	6,392	12,064	6,392	12,064

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Share-based payment	459	283	217	142
Depreciation	115	108	26	46
Revaluation of marketable equity securities	46	(1,393)	5	18
Exchange rate changes on cash and cash equivalents	(105)	262	(156)	133

Changes in assets and liabilities:
Decrease in trade receivables	80	97	99	30
Decrease in other receivables	49	31	128	189
Increase (decrease) in trade payables	(143)	104	(250)	91
Changes in operating lease liability	121	18	146	(38)
Increase (decrease) in other accounts payable	100	73	(10)	23
Adjustments to reconcile loss to net cash provided by (used in) operating activities	722	(417)	205	634

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2025	2024	2025	2024
GAAP operating loss	(6,195)	(6,110)	(2,951)	(3,201)
Stock-based compensation in cost of revenues	2	-	2	-
Stock-based compensation in research and development	202	156	94	79
Stock-based compensation in sales and marketing	23	9	6	4
Stock-based compensation in general and administrative	232	118	115	59
Non-GAAP operating loss	(5,736)	(5,827)	2,734	(3,059)

GAAP net loss	(6,095)	(4,708)	(2,815)	(3,172)
Stock-based compensation expenses	459	283	217	142
Non-GAAP net loss	(5,636)	(4,425)	(2,598)	(3,030)